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                               July 12, 2021

       David P. Berg
       Chief Executive Officer
       European Wax Center, Inc.
       5830 Granite Parkway, 3rd Floor
       Plano, Texas 75024

                                                        Re: European Wax
Center, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001856236

       Dear Mr. Berg:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       European Wax Center: Experts in Wax and Champions of Confidence, page 1

   1. We note that you include results and metrics here and throughout the filing for certain historical periods
while not disclosing those same results and metrics for 2020. Please revise here and
throughout the filing to include all historical periods including in graphics and charts, as
appropriate.
       Performance in 2020 and During the COVID-19 Pandemic, page 3

   2. You disclose that of your 52 new center openings in 2020, 87% of the openings came from your existing
franchise base, reinforcing your network   s belief in the stability and
                                                        future success of our
brand. Please tell us whether these franchisees were under any
 David P. Berg
European Wax Center, Inc.
July 12, 2021
Page 2
         obligation to proceed to with store openings, whether to you or constructively as a result of obligations to lessors with whom they were obligated under lease agreements. To the extent such franchisees had these obligations, please tell us your basis for attributing their openings to their purported belief in the stability and future success of your brand.
Our Growth Strategies, page 8

3. We note your from response to comment 2 that you consider estimated EBITDA figures for 2019 and 2020 to be a forward-looking non-GAAP financial measures. However, the figures do not pertain to future periods. Instead, they pertain to historical periods and are based on hypothetical amounts of revenue and expenses based on the more favorable performance of your mature stores as compared to your actual store base. Therefore, we believe you should revise to remove these figures.
Use of Proceeds, page 64

4. We note your response to our prior comment 8 and reissue in part. We note your disclosure that you intend to use a portion of the net proceeds contributed to EWC
         Ventures to repay a portion of your outstanding indebtedness. Please revise to quantify the amount of net proceeds which will be allocated to this purpose. Refer to Item 504 of
         Regulation S-K.
Management's Discussion & Analysis, page 77

5. We note your revised disclosure regarding area representative rights. To the extent material, please clarify how many of these agreements you have entered into and describe any material terms, such as the duration of these agreements.
       You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer L pez-Molina at 202-551-3792 with any other questions.



FirstName LastNameDavid P. Berg                                 Sincerely,
Comapany NameEuropean Wax Center, Inc.
                                                                Division of
Corporation Finance
July 12, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName